Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated

September 16, 2020 to Prospectus dated November 14, 2017

Registration Statement No. 333-221559

September 16, 2020

W. R. Berkley Corporation

$250,000,000

4.25% SUBORDINATED DEBENTURES DUE 2060

Issuer:	W. R. Berkley Corporation

Securities:	4.25% Subordinated Debentures due 2060

Security Type:	Subordinated Debentures

Anticipated Ratings*:	Moody’s: Baa2 (Stable) / S&P: BBB- (Stable)

Minimum Denominations:	$25 and integral multiples of $25 in excess thereof

Trade Date:	September 16, 2020

Settlement Date (T+3)**:	September 21, 2020

Maturity Date:	September 30, 2060

Underwriting Discount:	$0.7875 per debenture sold to retail investors and $0.50 per debenture sold to institutional investors

Principal Amount:	$250,000,000

Over-Allotment Option:	None

Proceeds (after underwriting discount and before expenses):	$244,942,500

Price to Public:	$25.00 plus accrued interest, if any, from September 21, 2020 to the date of delivery.

Coupon:	4.25%

Interest Payment Dates:	March 30, June 30, September 30 and December 30 of each year, commencing on December 30, 2020.

Record Dates:	Interest payments on the debentures will be made to the holders of record at the close of business on March 15, June 15, September 15 or December 15, as the case may be, immediately preceding such March 30, June 30, September 30 or December 30, whether or not a business day.

Optional Interest Deferral:	The Issuer has the right on one or more occasions to defer the payment of interest on the debentures for up to five consecutive years (each such period, an “optional deferral period”). During an optional deferral period, interest will continue to accrue at the interest rate on the debentures, compounded quarterly as of each interest payment date to the extent permitted by applicable law.

Optional Redemption:

The Issuer may elect to redeem the debentures:

•   in whole at any time or in part from time to time on or after September 30, 2025, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the debentures are not redeemed in whole, at least $25 million aggregate principal amount of the debentures must remain outstanding after giving effect to such redemption;

•   in whole, but not in part, at any time prior to September 30, 2025, within 90 days of the occurrence of a “tax event” at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; or

•   in whole, but not in part, at any time prior to September 30, 2025, within 90 days of the occurrence of a “rating agency event” at a redemption price equal to 102% of their principal amount plus any accrued and unpaid interest to, but excluding, the date of redemption.

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering to redeem the remaining $150 million aggregate principal amount of 5.625% Subordinated Debentures due 2053, with the remaining balance for general corporate purposes.

CUSIP; ISIN:	084423 888; US0844238883

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. UBS Securities LLC Wells Fargo Securities, LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

**

Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or in the UK.

The Issuer has filed a registration statement, including a prospectus, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus if you request it by calling or emailing Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649 or prospectus@morganstanley.com, BofA Securities, Inc., toll-free at 1-800-294-1322 or dg.prospectus_requests@bofa.com, UBS Securities LLC toll-free at 1-888-827-7275, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com.